## Contact

www.linkedin.com/in/joshua-
jancewicz-0a24632b7 (LinkedIn)

## Top Skills

Customer Engagement
Multitasking
P&L Management

# Joshua Jancewicz

Company Owner at Donna's Pickle Beer
Los Angeles, California, United States

## Summary

With over 20 years of experience in the bar and restaurant industry,
I've developed expertise in bar management, team leadership,
customer service, and event planning. Over the years, I've created
innovative guest experiences, managed high-volume operations, and
led diverse teams to success.

In addition to my career in hospitality, I'm now the proud founder
of Donna's Pickle Beer, a craft beer brand that brings a unique
twist to the world of brewing. Our signature beer blends the tangy
refreshment of pickles with the smoothness of craft beer, creating
an unforgettable drink for adventurous beer lovers. As the owner,
I handle all aspects of business development— from production to
marketing and distribution— and I'm passionate about growing the
brand within the competitive craft beer market.

Previously, I've also worked with premium brands like Grey Goose
as a Brand Ambassador, where I honed my skills in brand promotion,
product knowledge, and customer engagement. With a strong
foundation in both hospitality and entrepreneurship, I'm committed to
creating outstanding experiences for customers and making my mark
in the craft beverage industry.

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## Experience

Bacardi
Grey Goose Brand Ambassador
May 2001 - Present (23 years 11 months)
Los Angeles, California, United States

Represented Grey Goose at promotional events, tastings, and industry
collaborations.

Created and executed marketing strategies that resonated with both trade
professionals and consumers.

Delivered product education and training to staff in partner establishments to elevate customer experiences.

Collaborated with bartenders and event organizers to craft signature cocktail menus that showcased the brand.

Donna's Pickle Beer
Company Owner
 - January 2025

United States Postal Service
Letter Carrier
August 2020 - May 2021 (10 months)
Los Angeles, California, United States

TRICK DOG LLC
Bar Manager
January 2013 - June 2019 (6 years 6 months)
San Francisco Bay Area

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# Education

Wyoming Valley West
High School Diploma, General Studies · (August 2001 - June 2004)